UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the matter of: American Century ETF Trust American Century Investment Management, Inc. 4500 Main Street Kansas City, Missouri 64111 NYSE Group, Inc. 11 Wall Street New York, NY 10005	File No. 812-[ ]
Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.
All communications and orders to:
Charles A. Etherington
American Century Investment Management, Inc.
4500 Main Street
Kansas City, Missouri 64111

Page 1 of 50 sequentially numbered pages.
As filed with the U.S. Securities and Exchange Commission on December 10, 2019

Table of Contents

Page

I.	SUMMARY OF APPLICATION 4

A.	ETF Relief 7

B.	Section 12(d)(1) Fund of Funds Relief 7

C.	Entities That May Rely on the Order 8

D.	Request for Relief 8

II.	APPLICANTS 9

A.	The Trust 9

B.	The Initial Adviser 9

C.	The Distributor 9

D.	NYSE Group 10

III.	THE FUNDS 10

A.	The Funds and their Investments 10

1.	The Initial Fund 10

2.	Investment Limitations of All Funds 10

3.	Benefits of Funds to Investors 10

B.	The NYSE Proxy Portfolio Methodology 12

1.	The Proxy Portfolio 12

a.	Potential Effect on Markets for Certain Proxy Portfolio Component Securities 13

b.	Mitigation of Potential Investor Confusion 14

2.	The Proxy Portfolio as Acceptable Portfolio Transparency Substitute 14

a.	Effective Hedging - Expectations for Fund Bid/Ask Spreads & Fund Trading Price/NAV Arbitrage Opportunities 14

3.	Inability to Replicate the Actual Portfolio Based on Proposed Fund Disclosures 16

C.	Other Features of the Funds 16

1.	Capital Structure and Voting Rights; Book Entry 16

2.	Exchange Listing 17

3.	Purchases and Redemptions of Shares and Creation Units 17

a.	General 17

Table of Contents
(continued)
Page

b.	Transaction Fees 19

c.	Settlement Process 20

d.	Timing 20

e.	Pricing of Shares 21

4.	Dividend Reinvestment Service 21

5.	Availability of Information 21

6.	Sales and Marketing Materials; Prospectus Disclosure 22

7.	Oversight of the Arbitrage Mechanism 23

8.	Monitoring of Actual and Proxy Portfolio Securities 24

9.	Protecting Confidential Information 25

IV.	FUNDS OF FUNDS 25

A.	The Investing Funds 25

B.	Proposed Transactions 26

C.	Fees and Expenses 26

D.	Conditions and Disclosure Relating to Section 12(d)(1) Relief. 26

V.	REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS 26

A.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act 27

B.	Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act 28

C.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief 30

D.	Section 22(e) of the 1940 Act 32

E.	Section 12(d)(1) of the 1940 Act 34

F.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief 38

G.	Discussion of Precedent 40

VI.	CONDITIONS 40

A.	ETF Relief 40

B.	Section 12(d)(1) Relief 41

VII.	PROCEDURAL MATTERS 44

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of: American Century ETF Trust American Century Investment Management, Inc. NYSE Group, Inc. File No. 812-[ ]
Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a) (2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d) (1)(B) of the 1940 Act

I.	Summary of Application.
In this application (“Application”), American Century Investment Management, Inc. (the “Initial Adviser”), American Century ETF Trust (the “Trust”) and NYSE Group, Inc. (“NYSE Group” and collectively with the Initial Adviser and the Trust, the “Applicants”), request an order under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (“Order“).1
Applicants are seeking an Order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the 1940 Act and Rule 22c-l under the 1940 Act (“ETF Relief”) to permit the Trust to create and operate a series with an actively managed investment portfolio, as described in Appendix A hereto (“Initial Fund”), that will offer exchange-traded shares (“Shares“).
Applicants request that the Order requested herein apply not only to the Initial Fund but also to additional series of the Trust offering Shares as well as other existing or future open-end management companies or existing or future series thereof offering Shares that will utilize active management investment strategies (collectively, “Future Funds”). Any Future Fund will (a) be advised by the Initial Adviser or an entity controlling, controlled by, or under common control with the Initial Adviser (the Initial Adviser and each such other entity or any successor thereto, an “Adviser”),2 and (b) comply with the terms and conditions of the Application. The Initial

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[1]
Natixis Advisors, L.P., Natixis ETF Trust II and NYSE Group previously filed an application (File No. 812-14870) with the U.S. Securities and Exchange Commission (“SEC” or “Commission”) requesting relief from the same provisions of the 1940 Act as the Order (“Natixis Application”). The Natixis Application was noticed in SEC Rel. No. IC-33684 dated November 14, 2019 (“Natixis Notice”) and the order granting the relief was contained in SEC Rel. No. IC-33711dated December 10, 2019 (“Natixis Order Order” and together with the Natixis Notice, “Natixis Notice and Order”).

[2]	For purposes of the requested Order, a “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

Fund and Future Funds together are the “Funds”. Each Fund will operate as an exchange-traded fund (“ETF”).
The SEC has issued orders on exemptive applications that involve actively managed ETFs seeking relief substantially identical to the relief that Applicants are requesting (the “Non-Transparent Orders”).3 The Non-Transparent Orders allow for the operation of actively managed ETFs that do not publicly disclose their complete portfolio holdings on a daily basis, but instead facilitate the arbitrage process through alternative means.
The Natixis Order and the Non-Transparent Orders provide relief from the same provisions of the 1940 Act that are requested in this Application, but include representations that a Fund would invest only in ETFs, Exchange-traded notes, Exchange-traded common stocks,4 common stocks listed on a foreign exchange that trade on such exchange contemporaneously with Fund Shares, Exchange-traded preferred stocks, Exchange-traded American depositary receipts (“ADRs”)5 Exchange-traded real estate investment trusts, Exchange-traded commodity pools, Exchange-traded metals trusts, Exchange-traded currency trusts and exchange-traded futures6 that trade contemporaneously with Fund Shares, as well as cash and cash equivalents (together, the “Prior Application Investments”).7      Under this Application, each Fund will invest portfolio of investments, including equity securities and/or currencies traded in the U.S. and/or non-U.S. markets and derivatives, other assets and other investment positions (collectively, “Current Application Investments”). Current Application Investments therefore include Prior Application Investments, as well as other types of investments including, but not limited to,
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[3]
See Natixis Notice and Order; T. Rowe Price Associates, Inc. and T. Rowe Price Equity Series, Inc., File No. 812-14214, Seventh Amendment, filed Oct. 16, 2019; SEC Rel. Nos. IC-33685 (Nov. 14, 2019) (notice) and IC-33713 (December 10, 2019) (order) (“T. Rowe Notice and Order”); Fidelity Beach Street Trust, et al., File No. 812-14364, Ninth Amendment, filed Nov. 8, 2019; SEC Rel. Nos. IC-33683 (Nov. 14, 2019) (notice) and IC-33712 (December 10, 2019) (order) (Fidelity Notice and Order”); Blue Tractor ETF Trust and Blue Tractor ETF Group, LLC, File No. 812-14625, Eleventh Amendment, filed Oct. 23, 2019; SEC Rel. Nos. IC-33682 (Nov. 14, 2019) (notice) and IC-33710 (December 10, 2019) (order) (“Blue Tractor Notice and Order”); and Precidian ETFs Trust, et al., File No. 812-14405, Seventh Amendment, filed Apr. 4, 2019; SEC Rel. Nos. 33440 (Apr. 8, 2019) (notice) and 33477 (May 20, 2019) (order) (“Precidian Notice and Order”). On September 25, 2019, the Commission adopted rule 6c-11 under the 1940 Act (“Rule 6c-11”), which permits ETFs that satisfy certain conditions to organize and operate without obtaining an exemptive order. Rule 6c-11 will be effective December 23, 2019 (the “Effective Date”). One year after the Effective Date, the exemptive orders for those ETFs that are permitted to rely on Rule 6c-11 will be rescinded and certain form disclosure amendments will go into effect.

[4]
Although a Fund under the Natixis Order may invest in securities of companies of any capitalization, the Funds will not invest in “penny stocks,” as defined by Rule 3a51-1 under the Securities Exchange Act of 1934 (the “Exchange Act”).

[5]
ADRs are issued by a U.S. financial institution (a “depositary”) and evidence ownership in a security or pool of securities issued by a foreign issuer that have been deposited with the depositary. Each ADR is registered under the Securities Act on Form F-6. ADRs in which a Fund may invest will trade on an Exchange.

[6]
Exchange-traded futures are U.S. listed futures contracts where the future contract’s reference asset is an asset that the Fund could invest in directly, or in the case of an index future, is based on an index of a type of asset that the Fund could invest in directly, such as an S&P 500 index future. All future contracts that a Fund may invest in will be traded on a U.S. futures exchange, such as the Chicago Board of Trade or the Chicago Mercantile Exchange.

[7]	Cash equivalents are short-term U.S. Treasury securities, government money market funds, and repurchase agreements.

foreign investments that do not trade contemporaneously with Shares. The Application would also permit the use of Custom Baskets (as defined below).
Applicants believe that for some investment strategies, daily disclosure of an ETF’s portfolio holdings could lead to front-running of the ETF’s portfolio trades and allow other market participants to free ride on an ETF’s investment strategy. Consistent with the Natixis Order, Applicants propose to offer ETFs that do not disclose their portfolio holdings daily. Rather, Applicants propose to offer ETFs that allow for efficient trading of Shares through an effective Fund portfolio transparency substitute and publication of related information metrics, while still shielding the identity of the full Fund portfolio contents to protect the Funds’ performance-seeking strategies. Even though the Funds will not publish their full portfolio contents daily, Applicants believe that the proxy portfolio methodology, as described below (the “NYSE Proxy Portfolio Methodology”),8 will allow market participants to assess the intraday value and associated risk of a Fund’s then-current portfolio (the “Actual Portfolio”).9 As a result, Applicants believe that investors will be able to purchase and sell Shares in the secondary market at prices that are at or close to their net asset value (“NAV”). An important part of the NYSE Proxy Portfolio Methodology would be the creation of a basket of cash and securities that is designed to closely track the daily performance of a Fund’s portfolio (“Proxy Portfolio”). Daily disclosure of the Proxy Portfolio contents,10 Proxy Overlap,11 and related metrics, as described below (together, the “Proxy Portfolio Disclosures”), would permit effective arbitrage, including hedging of risks associated with arbitrage and market making activities. In essence and consistent with the Natixis Order, the Proxy Portfolio Disclosures should permit market making in Fund Shares that keeps bid/ask spreads narrow and the secondary market prices of Fund Shares at or close to NAV. The Funds will operate in the manner contemplated in the Natixis Application, except that: (i) instead of being limited to the Prior Application Investments, the Funds will be able to invest in one or more of the Current Application Investments; and (ii) the Funds may use Custom Baskets (as defined below) to the extent permitted by Rule 6c-11 under the 1940 Act.
As discussed below, moreover, we believe that the Funds would benefit investors by allowing them to access a greater choice of active portfolio managers in an ETF structure, which

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[8]
The NYSE Proxy Portfolio Methodology is owned by the NYSE Group and licensed for use by each Fund. The Funds are permitted, but not required, to include references to “NYSE” or “NYSE Group,” or certain affiliates of NYSE Group, in their names.

[9]	The NYSE Group and any other person or entity designated by NYSE Group to manage the NYSE Proxy Portfolio Methodology will not provide recommendations as to the composition of the Actual Portfolio.

[10]
Consistent with the Natixis Order, the Proxy Portfolio published on the Fund’s website each Business Day will include the following information for each portfolio holding in the Proxy Portfolio: (1) ticker symbol; (2) CUSIP or other identifier; (3) description of holding; (4) quantity of each security or other asset held; and (5) percentage weight of the holding in the Proxy Portfolio.

[11]
“Proxy Overlap” is the percentage weight overlap between the holdings of the prior Business Day’s Proxy Portfolio compared to the Actual Portfolio’s holdings that formed the basis for the Fund’s calculation of NAV at the end of the prior Business Day. The Fund’s Website will note that the Proxy Overlap is calculated based on the Proxy Portfolio and portfolio holdings as of the prior Business Day. The Proxy Overlap will be calculated by taking the lesser weight of each asset held in common between the Actual Portfolio and the Proxy Portfolio and adding the totals.

provides benefits over traditional mutual funds such as lower fund costs, tax efficiencies and intraday liquidity.
Accordingly, Applicants believe that the relief requested meets the standards required under the 1940 Act and should be granted.

A.	ETF Relief.
The Order would permit (i) Shares of the Funds to trade on an Exchange (as defined below) at prices set by the market rather than at NAV per Share; (ii) certain Funds that invest in foreign investments to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption; (iii) Shares to be redeemable in large aggregations only (“Creation Units”); and (iv) certain affiliated persons of the Trust to buy securities from and sell securities to, the Funds in connection with the purchase and redemption of Creation Units.
Shares of each Fund will be purchased from the Trust only in Creation Units. Creation Units will be separable upon issue into such individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (“Exchange”). The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.

B.	Section 12(d)(1) Fund of Funds Relief.
Consistent with the Natixis Order, Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B). Applicants request that any exemption under Section 12(d)(1)(J) apply to: (1) with respect to Section 12(d)(1)(B), any Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for a Fund and any Brokers selling Shares of a Fund to an Investing Fund, as defined below; and (2) with respect to Section 12(d)(1)(A), each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds, and that enters into a FOF Participation Agreement (as defined herein) to acquire Shares of a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations set forth in Section 12(d)(1)(B) (“Section 12(d)(1) Relief”).
The Future Funds might include one or more ETFs that invest in other ETFs (“FOF ETF”). For purposes of complying with Section 12(d) of the 1940 Act, an FOF ETF will either comply with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with Rules 12d1-1, 12d1-2, or 12d1-3. In addition, an FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1).12
An Investing Fund may rely on the Order only to invest in Funds and not in any other registered investment company. In connection with the Section 12(d)(1) Relief, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from and engage in the “in-kind” transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

C.	Entities That May Rely on the Order.
All entities that currently intend to rely on the Order are named as Applicants. Any entity that relies on the Order in the future will comply with the terms and conditions of the Application.
Applicants further request that, following approval, the terms and conditions of the Order may apply to other registered open-end management investment companies or series thereof not advised by the Adviser (“Licensed Funds”). Applicants anticipate that the NYSE Group or an affiliate thereof will enter into license agreements with the registered investment advisers advising the Licensed Funds (each, a “Licensed Adviser,” and together with the Licensed Funds, “Future Applicants”).13 Future Applicants will apply for a separate exemptive order that incorporates by reference all the terms and conditions of this Application and any amendments thereto.14

D.	Request for Relief.
Applicants request the ETF Relief and Section 12(d)(1) Relief under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act. Applicants believe that:

•
With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act;

•	With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of

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[12]	In no case, however, will a Fund that is a FOF ETF rely on the exemption from Section 12(d)(1) being requested in this Application.

[13]
The NYSE Proxy Portfolio Methodology is the intellectual property of the NYSE Group. The license agreement related to the Funds does not, and the license agreements related to any additional ETFs that operate structurally identical to the Funds will not, mandate that such ETFs’ shares be listed on an NYSE Group exchange. Shares of the Funds and such ETFs may be listed on, change listing to or be traded on an unlisted trading privileges (“UTP”) basis on a non-NYSE Group exchange.

[14]	See e.g. Precidian Notice and Order, Fidelity Notice and Order, T. Rowe Notice and Order, Blue Tractor Notice and Order and Natixis Notice and Order.

any person concerned, are consistent with the policies of the ETFs and with the general purposes of the 1940 Act; and

•	With respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.
No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	Applicants.

A.	The Trust.
The Trust is a Delaware statutory trust and is registered with the Commission as an open-end management investment company. It is authorized to offer an unlimited number of series. The Trust will offer and sell its securities pursuant to a registration statement on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933 (“Securities Act”) and the 1940 Act (each, a “Registration Statement”). The Trust is overseen by a board of trustees (the “Board”) which maintains the composition requirements of Section 10 of the 1940 Act.15 Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as “diversified” or “non-diversified” under the 1940 Act.

B.	The Initial Adviser.
The Initial Adviser will be the investment adviser to the Initial Fund. The Initial Adviser is a Delaware corporation and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”). Any Adviser to a Future Fund will be registered as an investment adviser under the Advisers Act. An Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund. An Adviser may enter into sub-advisory agreements with one or more investment advisers to act as sub-advisers with respect to the Funds (each a “Sub-Adviser”). Any Sub-Adviser will be registered under the Advisers Act.

C.	The Distributor.
The Trust will enter into a distribution agreement with one or more distributors. Each distributor will be a registered broker-dealer under the Exchange Act and will act as the distributor and principal underwriter (“Distributor”) of the Creation Units for the Funds. The Distributor for each Fund will comply with the terms and conditions of the Application. The Distributor will distribute Creation Units of the Shares on an agency basis. The Distributor of any Fund may be an affiliated person of the Adviser and/or Sub-Advisers.16

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[15]	The term “Board” includes any board of directors or trustees of a Future Fund, if different.

[16]
The Adviser and any Sub-Adviser, as well as the Distributor, will each have adopted a Code of Ethics as required under Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). In addition, the Adviser will adopt policies and procedures as required under Section 204A of the

The Distributor is not and will not be affiliated with any Exchange.

D.	NYSE Group.
NYSE Group is a wholly-owned subsidiary of NYSE Holdings LLC, which is itself an indirect subsidiary of Intercontinental Exchange, Inc. NYSE Group is the parent company of, among others, entities that are registered national securities exchanges. The NYSE Proxy Portfolio Methodology is owned by the NYSE Group and licensed for use by each Fund. NYSE Group is not affiliated with the Funds, Initial Adviser or Distributor. As noted above, NYSE Group or an affiliate thereof may enter into license agreements with other registered investment advisers of Licensed Funds to utilize the NYSE Proxy Portfolio Methodology for such products.

III.	The Funds.

A.	The Funds and their Investments.

1.	The Initial Fund.
A description of the Initial Fund to be offered pursuant to the requested Order is attached hereto as Appendix A.

2.	Investment Limitations of All Funds.
Each Fund will invest its assets in accordance with the investment objectives and policies set forth in its respective registration statement. Applicants anticipate that each Fund will invest in one or more of the Current Application Investments. No Fund will borrow for investment purposes or hold short positions. The Funds also will not purchase any securities that are illiquid investments (as defined in Rule 22e-4(a)(8)) at the time of purchase. Each Fund will adopt fundamental policies consistent with the 1940 Act, which will be disclosed in each Fund’s registration statement. The Funds may use Custom Baskets (as defined below) to the extent permitted by Rule 6c-11 under the 1940 Act.

3.	Benefits of Funds to Investors.
Applicants believe that the Funds will provide investors with a greater choice of active portfolio managers and active strategies through which they can manage their assets in an ETF structure. This greater choice of active asset management is expected to be similar to the diversity of active managers and strategies available to mutual fund investors. Unlike mutual fund investors, investors in the Funds would also accrue the traditional benefits derived from the

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Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or associated person (“Inside Information Policy”). Any Sub-Adviser will be required to adopt and maintain a similar Inside Information Policy. In accordance with the Code of Ethics and Inside Information Policy of the Adviser or Sub-Advisers, personnel of those entities with knowledge about the composition of an Actual Portfolio will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

ETF structure, such as lower operational costs, lower cash drag, tax efficiencies, intraday liquidity and pricing that reflects current market conditions rather than end-of-day pricing.17
Investor awareness and interest in ETFs has grown tremendously since the inception of ETFs in 1993, and these investors increasingly want more options when selecting ETFs. As evidenced by growing asset and trading volumes, the adoption rate of ETFs continues to grow year over year. Portfolio managers using fundamental analysis investment strategies are typically reluctant to disclose their portfolio holdings daily due to concerns over protecting their intellectual property and the possibility of free riding and front running, which can harm and result in substantial costs to a fund and its shareholders. Some fixed income managers have been somewhat more comfortable disclosing their daily portfolio than active equity managers because it is much more costly and difficult to front run and free ride on fixed income strategies.18 The NYSE Proxy Portfolio Methodology will allow the Funds to offer investors traditional ETF benefits over mutual funds, increasing the number and competition of active strategies and managers available to ETF investors, while effectively shielding the Fund’s Actual Portfolio.
Unlike ETFs that publish their portfolios on a daily basis, the Funds propose to allow for efficient trading of Shares through an effective Fund portfolio transparency substitute-Proxy Portfolio transparency-and daily publication of Proxy Portfolio Disclosures. Applicants propose to use the structure recognized by the Commission as an adequate substitute for full portfolio transparency through its issuance of the Natixis Order. Applicants further believe that this approach will provide an important benefit to investors by protecting the Funds from the potential for front-running of portfolio transactions and the potential for free-riding on Fund portfolio strategies, each of which could adversely impact the performance of the Funds.
The proposed structure of the Funds will provide the platform for many more asset managers to launch ETFs, increasing the investment choices for consumers of actively managed funds, which should lead to a greater competitive landscape that can help to reduce the overall costs of active investment management for retail investors. Unlike mutual funds, the Funds (much like traditional ETFs) would be able to use the efficient share settlement system in place for ETFs today, translating into a lower cost of maintaining shareholder accounts and processing transactions.
Investors will also benefit from the Funds because fund operating costs, such as transfer agency costs, are generally lower in ETFs than in mutual funds. For example, because only APs (as defined herein) can transact directly with an ETF, ETFs have fewer transfer agency accounts than mutual funds, where all shareholders transact directly with the fund; fewer transfer agency accounts result in lower transfer agency expenses for ETFs as compared to mutual funds

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[17]	See Natixis Application.

[18]
Nine out of ten of the largest active ETFs today invest primarily in fixed-income securities, the one exception being an active ETF that invests in master limited partnerships. This information is as of April 25, 2019 and based on analysis by NYSE Group of market capitalizations of all ETFs relying on active ETF listing rules (Managed Fund Shares) on all U.S. stock exchanges and markets (e.g., NYSE Arca Rule 8.600-E, NASDAQ Rule 5735 and Cboe BZX Rule 14.11(i)). Data Source: NYSE Connect - share outstanding and closing price data (www.nyse.com/connect).

(transfer agency costs for an ETF are de minimis-less than a basis point).19 The Funds will have access to the identical clearing and settlement procedures now used by U.S. domiciled ETFs, and therefore, should experience many of the operational and cost efficiencies benefitting the current ETF investors.
We believe that in-kind Share creation/redemption orders will allow the Funds to enjoy overall transaction costs lower than those experienced by mutual funds. A Fund’s in-kind Share creation and redemption process, as discussed below, should facilitate and enhance active management strategies by generally limiting the portfolio manager’s need to transact in a large volume of trades in order to maintain desired investment exposures. Moreover, we believe that the Funds, as discussed below, will receive tax efficiency benefits of a typical ETF structure because of in-kind Share creation and redemption activity.
Finally, as explained in the Natixis Application, Applicants expect, based on the analysis presented in Section III.B.2. below, that the Funds (much like traditional ETFs) will allow investors to benefit from narrow bid/ask spreads in Share trading prices and the ability to trade in Shares at market prices that are at or close to NAV. In light of these benefits and the other issues considered in this Application, Applicants believe that all reasonably foreseeable issues related to investor protection have been addressed in this Application.

B.	The NYSE Proxy Portfolio Methodology.
The goal of the NYSE Proxy Portfolio Methodology is to permit a Fund’s Proxy Portfolio, during all market conditions, to track closely the daily performance of the Fund’s Actual Portfolio and minimize intra-day misalignment between the performance of the Proxy Portfolio and the performance of the Actual Portfolio. The Proxy Portfolio is designed to reflect the economic exposures and the risk characteristics of the Actual Portfolio on any given trading day. Applicants believe that the Proxy Portfolio Disclosures will enable arbitrageurs and market participants to use the component securities and their weightings in the Proxy Portfolio to calculate intraday values that approximate the value of the securities in the Actual Portfolio and, based thereon, assess whether the market price of the Shares is higher or lower than the approximate contemporaneous value of the Actual Portfolio and engage in arbitrage and hedging activities. These activities will ensure that Fund market prices remain close to the Fund’s NAV per Share. Moreover, the Proxy Portfolio Disclosures generated by the NYSE Proxy Portfolio Methodology will allow for effective hedging activities by market makers, so that Share market price bid/ask spreads will be narrow.

1.	The Proxy Portfolio.
As described in the Natixis Order, the Proxy Portfolio will be designed to recreate the daily performance of the Actual Portfolio. This is achieved by performing a “Factor Model”

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[19]
Id. at 9. ETFs pay almost no transfer agency fees because ETFs issue and redeem shares only in large aggregations and process secondary market trades in their shares using the same highly efficient book entry system used to process stock trades.

analysis of a Fund’s Actual Portfolio. The Factor Model is comprised of three sets of factors or analytical metrics: market-based factors, fundamental factors and industry/sector factors.
Consistent with the Natixis Order, each Fund will have a universe of securities (the “Model Universe”) that will be used to generate the Fund’s Proxy Portfolio. The Model Universe will be comprised of securities that the Fund can purchase and will be a financial index or stated portfolio of securities from which Fund investments will be selected. For example, the Model Universes could be the S&P 500 Index, the Russell 1000 Index, the MSCI All Country World Index, the FTSE All-World Index or simply the 2,000 largest equity securities traded on world markets (Global 2000).
The results of the Factor Model analysis of a Fund’s Actual Portfolio are then applied to the Fund’s Model Universe. The daily rebalanced Proxy Portfolio is then generated as a result of this Model Universe analysis with the Proxy Portfolio being a small sub-set of the Model Universe. The Factor Model is applied to both the Actual Portfolio and the Model Universe to construct a Fund’s Proxy Portfolio that performs in a manner substantially identical to the performance of its Actual Portfolio.20 The Proxy Portfolio will only include Current Application Investments.

a.	Potential Effect on Markets for Certain Proxy Portfolio Component Securities.
Applicants recognize that including a security in a Fund’s Proxy Portfolio that is not held in the Fund’s Actual Portfolio, or that is held in a different amount in the Fund’s Actual Portfolio, could result in trading of that security and impact its market price. Applicants believe, however, that the mere inclusion of components in the Proxy Portfolio that are not part of the Actual Portfolio or differences in their amounts will not have a noticeable impact on trading of such components. As with the Actual Portfolio, the assets that may be included in the Proxy Portfolio are expected to be extremely liquid and have a high average daily trading volume, and it is highly unlikely that either their inclusion in the Proxy Portfolio or the Creation Basket (as defined below)21 would cause a change in the prices of those securities, even during times of market volatility. Indeed, the NYSE Proxy Portfolio Methodology seeks to provide a mechanism whereby market participants can assess the intraday value of the Actual Portfolio and, therefore, by design seeks to exclude components from being included in the Proxy Portfolio whose values may change solely by virtue of being included in the Proxy Portfolio or Creation Basket. Applicants also note that this issue is not novel because arbitrageurs may currently hedge their ETF positions using securities not actually held by an ETF.

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[20]
Each Fund will have in place policies and procedures regarding the construction and composition of its Proxy Portfolio. Such policies and procedures will be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the 1940 Act.

[21]	As discussed below, the Creation Basket will include the same names and quantities as a Fund’s Proxy Portfolio, subject to cash substitutions.

b.	Mitigation of Potential Investor Confusion.
Applicants do not believe the Proxy Portfolio will misrepresent the Actual Portfolio and/or cause investor confusion. The Proxy Portfolio is designed to provide an arbitrage tool for market participants to assess the intraday value and associated risk of the Actual Portfolio and not to represent exactly the component securities of the Actual Portfolio. Consistent with the Natixis Order, the Funds will also provide a number of disclosures designed to prevent investor confusion in this regard, including the Legend (defined below), Proxy Overlap, the other Proxy Portfolio Disclosures and Fund periodic disclosures.

2.	The Proxy Portfolio as Acceptable Portfolio Transparency Substitute.
Most traditional ETFs are required to provide full daily portfolio holding disclosure. Applicants believe that the Proxy Portfolio would be acceptable to market participants as a substitute for full daily portfolio transparency. In particular, Applicants believe that the Proxy Portfolio Disclosures resulting daily from the NYSE Proxy Portfolio Methodology will provide sufficient information to (1) allow for effective hedging by market participants that will have the effect of keeping Share bid/ask spreads within a narrow range that will foster liquid Share markets, and (2) support arbitrage activities by APs and other arbitrageurs that will have the effect of keeping Fund Share trading prices at or close to NAV per Share. Applicants expect this to be the case because, among other matters, the component securities included in the daily Proxy Portfolio and their weightings can be used by market participants to value and hedge the Actual Portfolio.
At the end of each trading day, each Fund will calculate its Proxy Overlap and the standard deviation over the past three months of the daily proxy spread (i.e., the difference, in percentage terms, between the Proxy Portfolio per share NAV and that of the Actual Portfolio at the end of the trading day) (“Tracking Error”) and publish such information before the opening of Fund Share trading each Business Day.22 The Proxy Overlap and Tracking Error will provide additional information to the market making community. In particular, they would help market participants evaluate the risk that the performance of the Proxy Portfolio may deviate from the performance of the portfolio holdings of a Fund. Applicants believe this information, alongside the periodic Fund disclosures and the other Proxy Portfolio Disclosures, will provide the level of detail necessary to foster efficient markets and support effective arbitrage and hedging functions by giving them additional information as to the intraday value and associated risk of the Actual Portfolio. As a result, daily Tracking Error and Proxy Overlap publication should allow market participants to provide more efficient markets and therefore narrower bid/ask spreads.

a.	Effective Hedging - Expectations for Fund Bid/Ask Spreads & Fund Trading Price/NAV Arbitrage Opportunities.
Applicants believe that a reliable Fund Share hedging vehicle, where Proxy Portfolio performance is closely correlated to the Actual Portfolio performance, will reduce the risk of arbitrage trading and will encourage market making activity that drives Share market trading

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22“Business Day” is defined to include any day the Trust is open, including any day when it satisfies redemption requests as required by Section 22(e) of the 1940 Act.

price closer to NAV per Share of the Fund. Applicants believe that market makers for the Shares would determine bid/ask spreads for the Shares based primarily on the market makers’ costs to hedge their exposure to the Shares, much in the same way that they determine bid/ask spreads for actively managed and passive ETFs that are already listed and traded in the secondary market. The prices and determination of effective hedging instruments will be influenced by the expected Tracking Error and the price differentials between the Proxy Portfolio, which is fully disclosed, and the expected NAV per Share that will be calculated at the end of the trading day.
Historically, active ETFs have sought to facilitate market making activity and arbitrage trading by providing full daily portfolio transparency.23 Applicants have concluded that market making activity and arbitrage trading can be facilitated for a Fund by the information proposed to be provided to the market including: the identity and quantity of the components in the highly correlated Proxy Portfolio, the Proxy Overlap, the Tracking Error and the last publicly-disclosed Fund portfolio as well as the identity of the Fund’s benchmark index. All other factors being equal, our statistical analysis and case studies of Proxy Portfolio and Actual Portfolio performance correlation indicate that market maker bid/ask spreads for Shares should, on average, be similar to those of active ETFs currently trading on the markets.
More specifically, because the Proxy Portfolio will be constructed to generate performance that is correlated to the performance of the Actual Portfolio, Applicants believe that arbitrageurs and market participants will be able to use the component securities and their weightings in the Proxy Portfolio to calculate intraday values that approximate the value of the securities in the Actual Portfolio. Arbitrageurs and market makers then would be able to assess whether the market price of the Shares was higher or lower than the approximate contemporaneous value of the Actual Portfolio securities and to make arbitrage and hedging decisions using the securities in the Proxy Portfolio.
As noted above, the Funds will only be invested in Current Application Investments. The liquidity and pricing transparency of these securities should facilitate the ability of exchange market makers, arbitrageurs, and other market participants to readily assess the approximate intraday value of the Shares based on the publication of the Proxy Portfolio and to make appropriate hedging and arbitrage decisions, as discussed above. This in turn should contribute to the efficient pricing of the Shares in secondary market trading.
Applicants recognize that publication of the Proxy Portfolio is not the same level of transparency as the publication of the full portfolio by a fully transparent active ETF, and could cause the Funds’ Shares to have wider spreads and larger premiums/discounts than fully transparent active ETFs using the same investment strategies. Applicants believe, however, that the Proxy Portfolio, Proxy Overlap, other Proxy Portfolio Disclosures and Fund periodic disclosures should permit Fund Shares to trade with narrow bid/ask spreads and at market prices

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[23]
See Exchange-Traded Funds, 1940 Act Rel. No. 33140 (June 28, 2018) (“Rule 6c-11 Proposing Release”) (“to facilitate the ability of market makers to make markets in ETF shares, our exemptive orders have historically required ETFs to provide a certain degree of daily transparency”). See also Natixis Application. In the Rule 6c-11 Proposing Release, the Commission also described daily holdings disclosure as “[o]ne mechanism that facilitates the arbitrage mechanism,” implying that there may be other methods to permit arbitrageurs to value and hedge a position in an ETF’s shares.

at or close to NAV. Indeed, the Commission recently recognized the proposed structure as an adequate substitute for full portfolio transparency through its issuance of the Natixis Order.24

3.	Inability to Replicate the Actual Portfolio Based on Proposed Fund Disclosures.
Applicants believe that it is statistically impractical to replicate the Actual Portfolio in a manner that would provide any trading advantage to a market participant over a Fund. A Fund’s daily disclosures, (e.g., Proxy Portfolio Disclosures and other Fund website information and periodic disclosures) are insufficient to permit a third-party to replicate the Fund’s Actual Portfolio because the NYSE Proxy Portfolio Methodology only uses lagged information regarding purchases and sales occurring in the Actual Portfolio. Moreover, the daily publication of the Creation Basket information is insufficient to replicate the Actual Portfolio because it is based on the Proxy Portfolio, the construction of which is discussed above.
Consistent with the Natixis Order, none of the Proxy Portfolio Disclosures provide up-to-date, granular or frequent enough information about the Actual Portfolio to permit replication of the Actual Portfolio or Fund investment strategies on a current basis. Applicants also have a significant incentive to minimize the risk that market participants could replicate the Actual Portfolio based on the disclosures to be provided by the Funds as set forth in this Application.25 The purpose of the Proxy Portfolio is to facilitate the operation of ETFs that limit susceptibility of their strategies to practices like “front running” ETF trades and “free riding” of their investment strategies. Failure at that purpose could lead to the failure of a Fund with potential reputational damage to an Adviser. Thus, Applicants note that they will operate the Funds in a manner designed to minimize the risk of reverse engineering.

C.	Other Features of the Funds.

1.	Capital Structure and Voting Rights; Book Entry.
Shareholders of a Fund will have one vote per Share or per dollar with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Delaware statutory trusts.
Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as

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[24]	See Natixis Notice, at paragraph 25.

[25]
The Commission has previously acknowledged the incentive of an applicant to minimize risks that an ETF transparency substitute would permit replication of the ETF’s portfolio. See Natixis Notice, at paragraph 34.

otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ or Adviser’s expense through the customary practices and facilities of the DTC and DTC Participants.

2.	Exchange Listing.
Shares will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities and ETFs. Except as permitted by the relief requested from Section 17(a), no affiliated person, or affiliated person of an affiliated person, of the Funds will maintain a secondary market in Shares. It is expected that the Exchange on which Fund Shares are listed will select, designate or appoint one or more Exchange Market Makers for the Shares of each Fund.26 As long as the Funds operate in reliance on the requested Order, the Shares will be listed on the Exchange.

3.	Purchases and Redemptions of Shares and Creation Units.

a.	General.
The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. Eastern time (“ET”) on each Business Day (“NAV Calculation Time”). The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Creation Units of the Funds may be purchased and/or redeemed entirely for cash, as permissible under the procedures described below. Applicants anticipate that the trading price of a Share will range from $10 to $100.
In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”). The names and quantities of the instruments that constitute the Deposit Instruments and the Redemption Instruments for a Fund (collectively, the “Creation Basket”)27 will be the same as the Fund’s Proxy Portfolio, except to

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[26]
If Shares are listed on NYSE Arca, Inc. (“NYSE Arca”) or a similar electronic Exchange (including The NASDAQ Stock Market LLC (“Nasdaq”)), one or more member firms of that Exchange will act as Exchange Market Maker and maintain a market for Shares trading on that Exchange. On Nasdaq, no particular Exchange Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Exchange Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Exchange Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Exchange Market Maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act due solely to ownership of Shares as discussed in Section V.C. below.

[27]	Deposit Instruments and Redemption Instruments may include cash and/or securities.

the extent purchases and redemptions are made using: (i) a basket composed of a non-representative selection of Tracking Basket components; or (ii) a representative basket of Tracking Basket components that is different from the initial basket used in transactions on the same business day (in each case, a “Custom Basket”).28
If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”).
Each Fund will adopt and implement policies and procedures regarding the composition of its Creation Baskets (such policies and procedures, “Custom Basket Policies”). A Fund’s Custom Basket Policies will set forth detailed parameters for the construction and acceptance of baskets in compliance with the terms and conditions of the Order and that are in the best interests of the Fund and its shareholders, including the process for any revisions to or deviations from those parameters. The Fund’s Custom Basket Policies would be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the 1940 Act.
Each Business Day, before the open of trading on the Exchange where the Fund is listed, the Fund will cause to be published through the National Securities Clearing Corporation (“NSCC”) the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day. The published Creation Basket will generally apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.
All orders to purchase Creation Units must be placed with the Distributor by or through an AP, which is a member or participant of a clearing agency registered with the Commission, which has a written agreement with the Fund or one of its service providers that allows the authorized participant to place orders for the purchase and redemption of Creation Units. An investor does not have to be an AP, but must place an order through, and make appropriate arrangements with, an AP. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund, or any affiliated person of such person, will be an AP in Shares.
A Fund may use Custom Baskets to the extent permitted by Rule 6c-11 under the 1940 Act.29     Applicants believe that custom baskets benefit ETFs (and their shareholders) by reducing costs, increasing efficiency and improving trading. The Commission recognized these benefits in the Rule 6c-11 Adopting Release.30 As noted above, the Funds may invest in one or more of the

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[28]
Rule 6c-11(a)(1) defines the term “custom basket” as: (A) a basket that is composed of a non-representative selection of an ETF’s portfolio holdings; or (B) a representative basket that is different from the initial basket used in transactions on the same business day.

[29]
Rule 6c-11 requires, among other things, that an ETF that uses Custom Baskets adopt Custom Basket Policies that set forth detailed parameters for the construction and acceptance of Custom Baskets that are in the best interest of the ETF and its shareholders.

[30]	Rule 6c-11 Adopting Release.

Current Application Investments, including foreign investments. The ability to use Custom Baskets is particularly important for ETFs investing in these unique markets.
Applicants further note that because the Funds will only use Custom Baskets to the extent permitted by Rule 6c-11, any concerns regarding the potential risk of overreaching should be adequately addressed.31 The only difference between the Funds and other Active ETFs that rely on Rule 6c-11 is the fact that the Funds will not disclose their full portfolio holdings daily. Applicants do not believe that this difference raises any novel concerns that would not be addressed by the conditions set forth in Rule 6c-11.32

b.	Transaction Fees.
All persons purchasing or redeeming Creation Units are expected to incur a transaction fee to cover the estimated cost to a Fund of processing the transaction, including the costs of clearance and settlement charged to it by NSCC or DTC, and the estimated trading costs incurred in converting the Creation Basket to the desired portfolio composition (or vice versa) (“Transaction Fee”).
The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.33 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.34 Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Actual Portfolio. Variations in the Transaction Fee may be made from time to time.
In addition, investors purchasing or redeeming Creation Units that clear through DTC may pay a higher Transaction Fee than on purchases or redemptions that clear through NSCC,35
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[31]
See id. (stating that the basket conditions under Rule 6c-11 are “designed to address concerns regarding the potential risk of overreaching”). Under Rule 6c-11, an ETF’s Custom Basket Policies must: “(i) set forth detailed parameters for the construction and acceptance of [C]ustom [B]askets that are in the best interest of the ETF and its shareholders, including the process for any revisions to, or deviations from, those parameters; and (ii) specify the titles or roles of the employees of the ETF’s investment adviser who are required to review each Custom Basket for compliance with those parameters.”

[32]	Applicants note, for example, that an AP would be no better positioned to “cherry-pick” or pressure a Fund into including desirable securities in its basket.

[33]	In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

[34]
Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments or requires purchases or redemptions to be made entirely or in part in cash on a given day, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

35APs who participate in the Continuous Net Settlement (“CNS”) System of the NSCC are expected to be able to use the enhanced NSCC/CNS process for effecting in-kind purchases and redemptions of ETFs (the “NSCC Process”) to purchase and redeem Creation Units of Funds that limit the composition of their Creation Baskets to include only NSCC Process-eligible instruments (generally domestic equity securities and cash). Because the because Applicants expect DTC generally to charge Funds more than NSCC in connection with Creation Unit transactions. No sales charges for purchases of Shares of any Fund will be imposed by any Fund.

c.	Settlement Process.
All orders to purchase Creation Units must be placed with the Trust’s transfer agent or the Distributor by or through an “AP,” which is a DTC Participant that has executed a “Participant Agreement” with the Distributor. APs may be, but are not required to be, members of the Exchange. Investors may obtain a list of APs from the Distributor.

With respect to any Fund that invests in foreign investments or foreign and domestic investments, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below. The NSCC Process is not currently available for purchases or redemptions of Creation Units of Shares of Funds that invest in foreign investments. Accordingly, APs making payment for orders of Creation Units of Shares of such Funds must have international trading capabilities and must deposit the instruments and cash that the purchaser is required to deliver in exchange for the Creation Units it is purchasing (“Portfolio Deposit”) with the Fund “outside” the NSCC Process through the relevant Fund’s custodian and sub-custodians. Specifically, the purchase of a Creation Unit of a Fund that invests in foreign investments will operate as follows. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the AP on its own or another investor’s behalf by the order cut-off time (as defined below) on the Transmittal Date (defined below). Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and custodian. Once the custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Fund. The AP will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner on whose behalf it is acting, the relevant Portfolio Deposit. Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the 1940 Act. Once sub-custodians confirm to the custodian that the required securities have been delivered, the custodian will notify the Adviser and Distributor. The Distributor will then deliver a confirmation and Prospectus to the purchaser. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of Shares.

d.	Timing.
All orders to purchase (or redeem) Creation Units, whether using the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV Calculation Time, generally 4:00 p.m. ET on the date the order is placed (“Transmittal Date”) in order for the purchaser (or redeemer) to receive the NAV determined on the Transmittal Date. In the case of custom orders, the order must be received by the Distributor sufficiently in advance of the NAV Calculation Time in order to help ensure that the Fund has an opportunity to purchase the missing securities with the cash in lieu amounts or to sell securities to generate the cash in lieu

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NSCC Process is generally more efficient than the DTC clearing process (“DTC Process”), DTC will likely charge a Fund more than NSCC to settle purchases and/or redemptions of Creation Units.

amounts prior to the NAV Calculation Time. On days when an Exchange closes earlier than normal, the Funds may require custom orders to be placed earlier in the day.

e.	Pricing of Shares.
The price of Shares will be based on a current bid/ask in the secondary market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, and it is also subject to the current value of the Proxy Portfolio. Shares of a Fund, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on the Exchange may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Shares on the Exchange will be subject to customary brokerage fees and charges.

4.	Dividend Reinvestment Service.
The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value, in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

5.	Availability of Information.
As noted in the Natixis Application, Applicants believe that a great deal of information will be available to prospective investors about the Funds. Investors interested in a particular Fund can obtain its prospectus, statement of additional information (“SAI”), Shareholder Reports, Form N-CSR and Form N-CEN, filed with the Commission. The Prospectus, SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-CEN may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.
The Funds’ website will include on a daily basis, per Share for each Fund, the prior Business Day’s NAV and the Closing Price or Bid/Ask Price and a calculation of the premium/discount of the Closing Price or Bid/Ask Price against such NAV.36 The Funds may also provide additional quantitative information on their website. In addition, each Fund will provide any other information on its website regarding premiums/discounts that ETFs registered under the 1940 Act may be required to provide. The website also will include the Proxy Portfolio

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[36]
The “premium/discount” refers to the premium or discount to NAV at the end of a trading day and will be calculated based on the last Bid/Ask Price or the Closing Price on a given trading day. The “Closing Price” of Shares is the official closing price of the Shares on the Fund’s Exchange. The “Bid/Ask Price” is the midpoint of the highest bid and lowest offer based upon the National Best Bid and Offer as of the time of calculation of such Fund’s NAV. The “National Best Bid and Offer” is the current national best bid and national best offer as disseminated by the Consolidated Quotation System or UTP Plan Securities Information Processor.

for each Fund, the Proxy Overlap and Tracking Error for each Fund and bid/ask spread information for each Fund.
In addition, because the Shares will be listed on an Exchange, prospective investors will have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s Closing Price and trading volume information will be publicly available daily, for instance, in the financial section of newspapers and a Fund’s website.

6.	Sales and Marketing Materials; Prospectus Disclosure.
Consistent with the Natixis Application, Applicants will take steps to avoid investor confusion between the Funds and fully transparent active ETFs. Applicants will make clear, in plain English, the distinctive features of the Funds in each Fund’s Prospectus and SAI, as well as on the Funds’ website and in marketing materials. In a prominent location near the Fund’s name, on the outside front cover of each Fund’s prospectus and summary prospectus (if any), as well as each Fund’s web site and any marketing material, the Fund will include the following legend (the “Legend”), unless otherwise requested by the staff of the Commission:
This ETF is different from traditional ETFs.
Traditional ETFs tell the public what assets they hold each day. This ETF will not. This may create additional risks for your investment. For example:

•	You may have to pay more money to trade the ETF’s shares. This ETF will provide less information to traders, who tend to charge more for trades when they have less information.

•
The price you pay to buy ETF shares on an exchange may not match the value of the ETF’s portfolio. The same is true when you sell shares. These price differences may be greater for this ETF compared to other ETFs because it provides less information to traders.

•	These additional risks may be even greater in bad or uncertain market conditions.

•
The ETF will publish on its website each day a “Proxy Portfolio” designed to help trading in shares of the ETF. While the Proxy Portfolio includes some of the ETF’s holdings, it is not the ETF’s actual portfolio.

The differences between this ETF and other ETFs may also have advantages. By keeping certain information about the ETF secret, this ETF may face less risk that other traders can predict or copy its investment strategy. This may improve the ETF’s performance. If other traders are able to copy or predict the ETF’s investment strategy, however, this may hurt the ETF’s performance.

For additional information regarding the unique attributes and risks of the ETF, see section [X - i.e. the later discussion on the Proxy Portfolio and the risks of the Funds] below.
Further, in its Prospectus, marketing materials and website, each Fund will describe in plain English the nature and purpose of the Proxy Portfolio, how the Proxy Portfolio is designed to differ from the Fund’s Actual Portfolio and where an investor can get access to the Proxy Portfolio and the Proxy Overlap. Each Fund will describe in more detail and in plain English that, (1) although the Proxy Portfolio is intended to provide investors with enough information to allow for an effective arbitrage mechanism that will keep the market price of the Fund at or close to the underlying NAV per Share of the Fund, there is a risk (which may increase during periods of market disruption or volatility) that market prices will vary significantly from the underlying NAV of the Fund; (2) ETFs trading on the basis of a published Proxy Portfolio may trade at a wider bid/ask spread than ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility, and therefore, may cost investors more to trade, and (3) although the Fund seeks to benefit from keeping its portfolio information secret, market participants may attempt to use the Proxy Portfolio to identify a Fund’s trading strategy, which if successful, could result in such market participants engaging in certain predatory trading practices that may have the potential to harm the Fund and its shareholders.
The Funds will also disclose that because the Shares are traded in the secondary market, a Broker may charge a commission to execute a transaction in Shares and an investor also may incur the cost of the spread between the price at which a dealer will buy Shares and the somewhat higher price at which a dealer will sell Shares.

7.	Oversight of the Arbitrage Mechanism.
Both the Adviser and the Board will oversee the effectiveness of the Funds’ arbitrage mechanism. The Adviser will conduct day-to-day oversight of the arbitrage mechanism and the Board will consider, and receive reports regarding, the effectiveness of the Funds’ arbitrage mechanism at its quarterly meetings. The reports provided to the Board will provide key data and metrics relating to the effectiveness of the Funds’ arbitrage mechanism, including information regarding the premiums or discounts between the market prices and NAVs of a Fund’s Shares, as reported on the website for the Funds pursuant to condition A.2, during the quarter, the bid-ask spreads for the Shares during the quarter and any other information the Board deems reasonably necessary. This information will be designed to enable the Board to assess whether a Fund’s arbitrage mechanism is effective and whether trading activity in Fund Shares warrants additional scrutiny. The Adviser will monitor the premiums or discounts between the market prices and NAVs of a Fund’s Shares and the bid/ask spreads for the Fund’s Shares on a daily basis at the end of each Business Day.
Consistent with the Natixis Order, Applicants intend to implement a structure, as specified in policies and procedures, involving both robust governance and a series of escalating and calibrated potential responses that are designed to respond to the seriousness and the specific causes of a disruption in the arbitrage mechanism. Given that this structure is unlike existing ETFs, the Adviser will monitor on an on-going basis how Shares trade, including the level of any premium/discount to NAV and the bid/ask spreads on market transactions. Pursuant to

Applicants’ policies and procedures, for at least the first three years after the launch of a Fund,37 the Adviser will promptly call a meeting of the Board (and will present to the Board for its consideration, recommendations for appropriate remedial measures) and the Board will promptly meet (1) if the Tracking Error exceeds 2%; (2) if, for 30 or more days in any quarter or 15 days in a row (a) the absolute difference between either the Closing Price or the Bid/Ask Price, on one hand, and NAV, on the other, exceeds 5%; or (b) the bid/ask spread exceeds 5%; or (3) as otherwise deemed necessary or appropriate by the Adviser.38 In such a circumstance, the Board will consider the continuing viability of the Fund, whether shareholders are being harmed, and what, if any, corrective measures would be appropriate to, among other things, narrow the Tracking Error, premium/discount, or bid/ask spread, as applicable.39 The Board will then decide whether to take any such action. Potential actions may include, but are not limited to: (a) changing lead market makers; (b) listing the Fund on a different Exchange; (c) changing the size of Creation Units; (d) changing the Fund’s investment objective or strategy; (e) publicly disclosing additional information regarding the Proxy Portfolio and/or Actual Portfolio; and (f) revising the algorithms and Model Universe used as part of the NYSE Proxy Portfolio Methodology. Should the Adviser conclude that the premium/discount between the market price and NAV of the Shares remains persistently high, it could recommend to the Board that it liquidate the applicable Fund or authorize the Adviser to pursue the potential conversion of the Fund to a fully-transparent, active ETF or a mutual fund. The Board will also regularly review each Fund’s historical premiums/discounts and bid-ask spreads following the three-year period after the Fund’s launch, under the same standards as applied during the first three years of a Fund’s life and determine if any corrective measures may be appropriate.

8.	Monitoring of Actual and Proxy Portfolio Securities.
Applicants acknowledge that a security held in the Actual Portfolio but not in the Proxy Portfolio might not have readily available market quotations, which could be the situation when, for example, an Exchange institutes an extended trading halt in a portfolio security, leading to a potential increase in the difference between the value of the Actual Portfolio and Proxy Portfolio. If the trading of a security held in a Fund’s Actual Portfolio is halted or otherwise does not have readily available market quotations and the Adviser believes that the lack of any such readily available market quotations may affect the reliability of the Proxy Portfolio as an arbitrage vehicle or otherwise determines it is in the best interest of the Fund, the Adviser promptly will

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[37]	After the first three years, the Fund’s Board will determine whether extending such three-year term is appropriate for the protection of the Fund’s shareholders.

[38]
Applicants believe the proposed time periods and thresholds strike an appropriate balance between investors’ need for an orderly market and the need for additional Board review. Applicants reserve the right to adopt additional or lower (i.e., less than 1% for the Tracking Error or less than 2% for the others) thresholds to the extent deemed appropriate and approved by the Fund’s Board. Applicants will consider the specific circumstances of each Fund (e.g., the Fund’s particular investment strategy, liquidity profile or other relevant portfolio characteristics) in setting the thresholds for that Fund. In all cases, the thresholds for a particular Fund will be subject to the review and oversight of the Fund’s Board.

[39]
For at least the first three years after launch of each Fund, the Board will also undertake these considerations on an annual basis regardless of whether the Fund’s preset thresholds have been crossed.

disclose on the Fund’s website the identity and weighting of such security for so long as such security’s trading is halted or otherwise does not have readily available market quotations and remains in the Actual Portfolio. Applicants believe that this intraday corrective measure will allow sufficient market information so that market participants can continue to engage in Share arbitrage and hedging transactions effectively.40
Applicants believe that in situations where a security in the Proxy Portfolio does not have a readily available market quotation, the effectiveness of the Proxy Portfolio as an arbitrage vehicle is unlikely to be materially affected given the number of securities expected to be included in the Proxy Portfolio.41 If, however, the Adviser believes that the lack of any such readily available market quotations may affect the reliability of the Proxy Portfolio as an arbitrage vehicle or otherwise determines it is in the best interest of an affected Fund, the Adviser will promptly take any remedial steps it believes necessary and appropriate.

9.	Protecting Confidential Information.
Because the Funds will not publicly disclose their portfolio holdings daily, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than in other ETFs. Accordingly, the Funds and each person acting on behalf of the Funds will be required to comply with Regulation Fair Disclosure42 as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply). In addition, the Actual Portfolios will be considered material, non-public information under the codes of ethics of the Funds, Adviser, Distributor and any Sub-Adviser and the agreements related to the Funds’ other service providers with, or any other party given, access to the Actual Portfolio, including the custodian, administrator and fund accountant, will include appropriate confidentiality provisions and be generally prohibited from trading based upon this information.

IV.	Funds of Funds.

A.	The Investing Funds.
As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment

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[40]
If securities representing 10% or more of a Fund’s Actual Portfolio do not have readily available market quotations, Applicants would promptly request that the Exchange halt trading in the Fund’s Shares. Applicants recognize that many retail investors do not have the tools to identify and monitor such major disruptions in the market, and believe the 10% threshold strikes an appropriate balance between two competing interests of a Fund’s investors: (1) protection from the potential significant negative impact of unusual market events and (2) the ability to freely trade Shares of a Fund.

[41]
To the extent that a security in the Proxy Portfolio does not have readily available market quotations, the security would be treated consistently with standard procedures used by existing ETFs with respect to adjusting published creation baskets. In such situations, a Fund would accept or deliver cash in lieu for the security and adjust the estimated cash amount in the Proxy Portfolio with respect to the security deemed non-deliverable.

[42]	See Selective Disclosure and Insider Trading, 1940 Act Release No. 24599 (Aug.15, 2000).

companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Sub-Adviser”). Each Investing Fund Adviser will be registered as an investment adviser under the Advisers Act. Any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act, unless not required to register.

B.	Proposed Transactions.
Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1) (A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.

C.	Fees and Expenses.
Shares of the Funds will be sold by the Funds without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D.	Conditions and Disclosure Relating to Section 12(d)(1) Relief.
To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief even though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Adviser that is the same as the Investing Fund Adviser or Sponsor, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company.

V.	Request for Exemptive Relief and Legal Analysis.
Applicants note that while the Funds have certain unique features, Applicants seek exemptive relief from the same provisions of the 1940 Act that were granted in the Natixis Order and that were sought by traditional index-based ETFs and actively managed ETFs prior to the adoption of Rule 6c-11. Applicants request a Commission Order under Section 6(c) of the 1940

Act, for an exemption from Sections 2(a)(32), 5(a) (1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1) (A) and (B) of the 1940 Act.
Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned and that the proposed transaction is consistent with the general purposes of the 1940 Act. Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.

A.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act.
Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an Order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units only.
Investors may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption through an AP. Moreover, listing on the Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that are close to their end of day NAV.
Applicants believe that the Funds will not present any new issues with respect to the exemptions granted in the Natixis Order and to traditional index-based and actively managed ETFs prior to the adoption of Rule 6c-11. While Applicants recognize that the potential for wider spreads and more significant deviations between a security’s Closing Price and/or Bid/Ask Price on one hand, and NAV on the other, exists with actively managed ETFs that do not publish their portfolios on a daily basis, Applicants believe that the NYSE Proxy Portfolio Methodology and the Proxy Portfolio Disclosures derived therefrom described above will provide an effective substitute for full daily portfolio transparency. Since market participants will have access to this information at all times, the risk of significant deviations between NAV and market price is similar to that which exists in the case of other index-based and actively managed ETFs. Further, as mentioned herein, Applicants believe that the disclosures to be made by the Funds are sufficient to safeguard against investor confusion. Thus, Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

B.	Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act.
Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.
Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on an Exchange. The Shares will trade on and away from the Exchange43 at all times on the basis of current Bid/Ask Prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.
The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.44
Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In this factual setting, Applicants do not believe that the portfolios

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[43]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

[44]	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; 1940 Act Release No. 13183 (April 22, 1983).

could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Although the portfolio of a Fund will be managed actively to seek to achieve a Fund’s stated investment objective, Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.
Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers and do not believe that the fact that a Creation Unit of Shares can be purchased or redeemed at NAV, while individual Shares can trade at market prices, creates the potential for discrimination or preferential treatment among investors. The Commission has stated that Section 22(d) and Rule 22c-1 are designed to require that fund shareholders be treated equitably when buying and selling their fund shares and that “[i]n granting relief from Section 22(d) of the [1940] Act and Rule 22c-1 under the [1940] Act, the Commission relies on [a] close tie between what retail investors pay and what Authorized Participants pay [for ETF shares] to make the finding that the ETF’s shareholders are being treated equitably when buying and selling shares.”45 Applicants believe that the Proxy Portfolio Disclosures will allow market participants to assess the intraday value and associated risk of the Actual Portfolios, which will facilitate arbitrage activity in Shares and should ensure that a Share’s market price and NAV remain close.46 Accordingly, all investors will be able to transact in Shares at prices at or close to NAV, whether the investors are transacting in the secondary market or through purchases or redemptions with the Fund, as a result of the ability to create or redeem Shares at NAV.
Any profits that are generated as a result of arbitrage transactions would not be a result of any unjust discriminatory or preferential treatment between arbitrageurs and ETF investors. Such profits would result from a trading strategy that is unique to arbitrageurs and that benefits all investors as it works to reduce the difference between NAV and secondary market price. Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on an Exchange. Therefore, no Broker should have an advantage over another Broker in the sale of Shares. In addition, secondary market transactions in Shares should generally occur at prices at or close to NAV. If the prices for Shares should fall below the proportionate NAV of the underlying assets of the Fund, an investor need only to accumulate enough of such Shares to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace and the ability of market professionals to create and redeem at the NAV should thus ensure that the difference between the NAV and the price for Shares in the secondary market remains narrow.
Furthermore, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds.

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[45]	See Natixis Application.

[46]
The Commission reached this conclusion in granting the Natixis Order. See Natixis Notice at paragraph 25 (stating that the Commission believes “the proposed arbitrage mechanism can work in an efficient manner to maintain a Fund’s secondary market prices of Shares close to its NAV”).

This feature would be fully disclosed to investors and the investors would trade in Shares in reliance on the efficiency of the market.
Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief.
Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to allow certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind.
Section 17(a)(1) of the 1940 Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal - knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust... by the depositor thereof.
Section 17(a)(2) makes it unlawful
for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal - knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).
An “affiliated person” of a person, pursuant to Section 2(a)(3)(A) of the 1940 Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the 1940 Act “any person, directly or indirectly, controlling, controlled by or under common control with, such other person.” Section 2(a)(9) of the 1940 Act defines “control” as
...the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than

25 per centum of the voting securities of any company shall be presumed not to control such company.
The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company, or series thereof, advised by the Adviser (an “Affiliated Fund”). A large institutional investor could own more than 5% of a Fund, or in excess of 25% of a Fund, making that investor a first-tier affiliate of the Fund under Section 2(a)(3)(A) or (C). In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more, or in excess of 25%, of such other Affiliated Fund, making that investor a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(l) and 17(a)(2) could be read to prohibit such person from purchasing and redeeming Shares through in-kind transactions with the Fund.
Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned and that the proposed transaction is consistent with the general purposes of the 1940 Act.47 Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) pursuant to Sections 6(c) and 17(b) to permit persons that are first-tier affiliates or second-tier affiliates of the Funds solely by virtue of: (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.
Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund. Both the deposit procedures for in-kind purchases of Creation Units of Shares and the redemption procedures for in-kind redemptions will be effectuated in exactly the same manner for all purchases and redemptions and for all purchasers and redeemers. There will be no discrimination among purchasers or redeemers. Except in the limited circumstances described in Section [III.C.3.] above, the Creation Basket composition used for purchases or for redemptions will be the same regardless of the identity of the purchaser or redeemer.
The Creation Basket will be based on the Proxy Portfolio, which is designed to approximate the value and performance of the Actual Portfolio. All Creation Basket instruments will be valued in the same manner as they are valued for purposes of calculating the Fund’s NAV and such valuation will be made in the same manner regardless of the identity of the purchaser or redeemer. Further, the total consideration paid for the purchase or redemption of a Creation Unit of Shares will be based on the NAV of such Fund, as calculated in accordance with the policies and procedures set forth in its registration statement. Under these

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[47]
Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be affiliated persons or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the 1940 Act. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

circumstances, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of a Fund by any Creation Unit investor. As discussed above, each Fund will adopt Custom Basket Policies that will govern the construction of baskets and the process used for the acceptance of baskets.
In addition, Applicants note that the ability of a Fund to take deposits and make redemptions in-kind may aid in achieving the Fund’s investment objectives by allowing it to be more fully invested, minimizing cash drag and reducing flow-related trading costs. In-kind transactions may also increase a Fund’s tax efficiency and promote efficient secondary market trading in Shares by reducing Transaction Fees applicable to purchases and redemptions of Shares.
Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the 1940 Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing portfolio instruments held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing portfolio instruments held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.
For the reasons set forth above, Applicants contend that, with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the 1940 Act. Applicants also contend that, with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Thus, Applicants request the Order under Sections 6(c) and 17(b) in respect of Section 17(a)(1) and 17(a)(2).

D.	Section 22(e) of the 1940 Act
Applicants seek an exemption from the seven-day redemption delivery requirement of Section 22(e) of the 1940 Act under the circumstances described below.48

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[48]	The requested exemption from Section 22(e) of the 1940 Act would only apply to the extent that the Creation Basket includes foreign investments delivered in-kind.

Section 22(e) provides that, except under circumstances not relevant to this request49:
No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption…
Applicants observe that the settlement of redemptions of Creation Units of the Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring portfolio instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fifteen (15) calendar days, rather than the seven (7) calendar days required by Section 22(e). Therefore, Applicants request relief from Section 22(e) with respect to a Fund’s delivery of foreign investments in its Creation Basket when delivered-in kind, in order to provide payment or satisfaction of redemptions more than seven days after tender. A Fund will deliver the foreign investment as soon as practicable, but in all cases no later than fifteen (15) days following the tender of a Creation Unit.
Applicants submit that Congress adopted Section 22(e) of the 1940 Act to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within up to 15 calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within up to 15 calendar days following a redemption request would adequately afford investor protection.
Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the portfolio instruments of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions. Applicants are not seeking relief from Section 22(e) with respect to Funds that do not effect redemptions in-kind.
Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven (7) day rule imposed by Section 22(e) is not inconsistent with the standards articulated in

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[49]
Applicants acknowledge that no relief obtained from the requirements of Section 22(e) of the 1940 Act will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within two business days of the trade date.

Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.
On the basis of the foregoing, Applicants believe that (i) the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

E.	Section 12(d)(1) of the 1940 Act.
Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(l)(B) of the 1940 Act.
Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.
Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.50 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.51 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

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[50]	House Hearing, 76th Cong., 3d Sess., at 113 (1940).

[51]	Hearing on S. 3580 Before the Subcomm. Of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”52
Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).53 These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).54
Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that an Investing Fund enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).
The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the Order. Condition B.1 limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.
For purposes of this Application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser. The condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling,

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[52]	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

[53]	See, H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

[54]	Report Of The Securities And Exchange Commission On The Public Policy Implications Of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

controlled by, or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.
Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund, and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities.
Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”
A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A).
With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.
Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“Independent Directors or Trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.
In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

Under Condition B.5, an Investing Fund Adviser, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in Financial Industry Regulatory Authority (“FINRA”) Rule 2341.55
The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company.56 No Fund relying on the Section 12(d)(1) Relief will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from Section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.
On the basis of the foregoing, Applicants believe that an exemption from (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from Section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of the limits set forth therein satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.
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[55]	Any references to FINRA Rule 2341 include any successor or replacement rule to FINRA Rule 2341 that may be adopted by FINRA.

[56]
Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the 1940 Act. The FOF Participation Agreement also will include this acknowledgment.

F.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief.
Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.
Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Investing Fund, and direct sales and redemptions of its Shares with an Investing Fund and any accompanying in-kind transactions could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are sub-advised by an Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.
Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.
The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.
Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.
Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.
Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.57
Second, the proposed transactions directly between Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.
Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

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[57]
To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

G.	Discussion of Precedent.
The ETF Relief and Section 12(d)(1) Relief are substantially the same as relief previously granted by the Commission in the Non-Transparent Orders.58 Similarly, the parameters and arguments for the relief from Section 17(a) to permit certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind by using Creation Baskets that are generally not pro rata slices of the actual portfolio is consistent with the relief that the Commission has previously granted to exchange-traded managed funds, another type of exchange-traded product that does not provide full daily portfolio transparency.59

VI.	Conditions.
Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

A.	ETF Relief.
1.As long as a Fund operates in reliance on the requested Order, the Shares of the Fund will be listed on an Exchange.
2.The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and Closing Price or Bid/Ask Price, a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV, and any other information regarding premiums and discounts as may be required for other ETFs under rule 6c-11 under the 1940 Act, as amended. The website will also disclose any information regarding the bid/ask spread for each Fund as may be required for other ETFs under rule 6c-11 under the 1940 Act, as amended.
3.Each Fund will include the Legend in a prominent location on the outside cover page of its prospectus, as well as on its website and any marketing materials.
4.On each Business Day, before the commencement of trading of Shares, each Fund will publish on its website the Proxy Portfolio and Proxy Overlap for that day.
5.No Adviser or Sub-Adviser, directly or indirectly, will cause any AP (or any investor on whose behalf an AP may transact with the Fund) to acquire any Deposit Instrument for a Fund through a transaction in which the Fund could not engage directly.
6.The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively managed ETFs that disclose a proxy portfolio on each Business Day, without fully disclosing the ETF’s entire portfolio at the same time.

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[58]	See supra note 3 (discussing precedent).

[59]	See In re Eaton Vance Management, et al., File No. 812-14139, Fourth Amendment, filed Sept. 25, 2014; 1940 Act Rel. Nos. 31333 (Nov. 6, 2014) (notice) and 31361 (Dec. 2, 2014) (order).

7.Each Fund will provide Commission staff with periodic reports (for which confidential treatment may be requested) containing such information as the Commission staff may request.
8.Each Fund and each person acting on behalf of a Fund60 will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply).
9.Each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, (i) all written agreements (or copies thereof) between an AP and the Fund or one of its service providers that allows the AP to place orders for the purchase or redemption of Creation Units; (ii) a copy of the Proxy Portfolio published on the Fund’s website for each Business Day; and (iii) for each basket exchanged with an AP, records setting forth: (a) the ticker symbol, CUSIP or other identifier, description of holding, quantity of each holding, and percentage weight of each holding composing the basket exchanged for creation units; (b) if applicable, identification of the basket as a Custom Basket and a record stating that the Custom Basket complies with the Fund’s Custom Basket Policies; (c) Cash Amount (if any); and (d) the identity of the AP transacting with the Fund.

B.	Section 12(d)(1) Relief.
1.The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.
2.No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.
3.The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into

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[60]	For purposes of this condition, “person acting on behalf of a Fund” shall have the same meaning as “person acting on behalf of an issuer” for a closed-end investment company under 17 CFR 243.101(c).

account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.
4.Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).
5.The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.
6.No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.
7.The Board of a Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an

Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.
8.Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase and the information or materials upon which the Board’s determinations were made.
9.Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.
10.Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.
11.Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.
12.No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

VII.	Procedural Matters.
Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.
In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.
In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.
American Century ETF Trust
By: /s/ Ryan L. Blaine
Ryan L. Blaine
Assistant Vice President
American Century Investment Management, Inc.
By: /s/ Edward A. Rosenberg
Edward A. Rosenberg
Senior Vice President

NYSE Group, Inc.
By: /s/ John U. Tuttle
John U. Tuttle
Vice Chairman

VERIFICATION
RULE 0-2(d)
AMERICAN CENTURY ETF TRUST
The undersigned states that he has duly executed the attached Application dated December 10, 2019 for and on behalf of American Century ETF Trust; that he is the Assistant Vice President of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
American Century ETF Trust
By: /s/ Ryan L. Blaine
Ryan L. Blaine
Assistant Vice President

VERIFICATION
RULE 0-2(d)
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.
The undersigned states that he has duly executed the attached Application dated December 10, 2019 for and on behalf of American Century Investment Management, Inc. that he is the Senior Vice President of such company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
American Century Investment Management, Inc.
By: /s/ Edward A. Rosenberg
Edward A. Rosenberg
Senior Vice President

VERIFICATION
RULE 0-2(d)
NYSE Group, Inc.
The undersigned states that he has duly executed the attached Application dated December 10, 2019 for and on behalf of NYSE Group, Inc.; that he is the Vice Chairman of such company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
NYSE Group, Inc.
By: /s/ John U. Tuttle
John U. Tuttle
Vice Chairman

RESOLUTIONS OF AMERICAN CENTURY ETF TRUST
RESOLVED, that the officers of the Trust be, and each hereby is, authorized to prepare and file with the SEC an Application for an order of the SEC, that grants pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, that grants pursuant to Sections 6(c) and 17(b) of the Act an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and that grants pursuant to Section 12(d)(1)(J) of the Act an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act;
RESOLVED, that the officers of the Trust are hereby authorized to prepare, execute and file any and all amendments to such applications as may be necessary or appropriate; and
RESOLVED, that such applications shall be executed by or on behalf of the Trust by one or more of its officers, and that the officers of the Trust, now or hereafter appointed, are hereby authorized to take any and all further actions that they may deem in their sole discretion to be necessary or advisable to effectuate the intent of these resolutions.

APPENDIX A
Focused International Growth Fund - The fund seeks capital growth. The fund invests primarily in companies located in developed countries world-wide with a minimum of three countries outside the United States.